SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

EQONEX LIMITED

(Name of Issuer)

Ordinary shares, no par value per share

(Title of Class of Securities)

Y2074E109

(CUSIP Number)

Yu Helen Hai

c/o Bifinity UAB

Technopolis Beta Vilnius Business Centre

J. Balcikonio str. 3, LT-08247

Vilnius, Republic of Lithuania

Telephone: +370 613 60 184

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)

April 19, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY): Bifinity UAB
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Lithuania
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,215,940(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,215,940(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,215,940(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)

Represents ordinary shares which are currently issuable upon conversion of the Loan described herein, including accrued but unpaid interest with respect to the Loan as of the date of the filing of this Schedule 13D.

(2)	Calculated based upon an aggregate of 46,442,058 ordinary shares as provided by the Issuer, plus 3,215,940 ordinary shares which are issuable upon conversion of the Loan.

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY): Changpeng Zhao
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,215,940(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,215,940(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,215,940(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Represents ordinary shares issuable upon conversion of the Loan described herein, including accrued but unpaid interest with respect to the Loan as of the date of the filing of this Schedule 13D.
(2)	Calculated based upon an aggregate of 46,442,058 ordinary shares as provided by the Issuer, plus 3,215,940 ordinary shares which are issuable upon conversion of the Loan.

Item 1	Security and Issuer

This Schedule 13D relates to the ordinary shares, no par value per share (the “Ordinary Shares”), of Eqonex Limited (the “Issuer”). The principal executive offices of the Issuer are located at Suites 1206-1209, Level 12, Three Pacific Place, 1 Queen’s Road East, Wanchai, Hong Kong.

Item 2	Identity and Background

(a) This Schedule 13D is being filed on behalf of Bifinity UAB, a company incorporated in the Republic of Lithuania, and its sole shareholder Changpeng Zhao, a Canadian citizen (each, a “Reporting Person” and collectively, the “Reporting Persons”).

The name, citizenship, business address and present principal occupation or employment of each director, executive officer and controlling person of Bifinity UAB are listed on Schedule A hereto.

(b) The principal business address of Bifinity UAB and Changpeng Zhao is Technopolis Beta Vilnius Business Centre, J. Balcikonio str. 3, LT-08247 Vilnius, Republic of Lithuania.

(c) The principal business of Bifinity UAB is payment technology related services. The present principal occupation of Changpeng Zhao is co-founder and chief executive officer of the Binance group.

(d)-(e) During the last five years, none of the Reporting Persons or any of the individuals named in this Item 2 has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) See Item 2(a) above for the citizenship of the individual named in this Item 2.

Item 3	Source and Amount of Funds or Other Consideration

The information set forth in or incorporated by reference in Items 4, 5 and 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 3.

On March 7, 2022, Bifinity UAB and the Issuer entered into a convertible loan agreement (the “Convertible Loan Agreement”) pursuant to which Bifinity UAB may loan to the Issuer an aggregate of up to US$36,000,000 (the “Loan”). Subject to certain conditions, the Issuer may drawdown the Loan in six tranches as follows:

(a)	US$3,000,000 on March 15, 2022;

(b)	US$3,000,000 on April 15, 2022;

(c)	US$3,000,000 on May 15, 2022;

(d)	US$9,000,000 on June 15, 2022;

(e)	US$9,000,000 on September 15, 2022; and

(f)	US$9,000,000 on December 15, 2022.

Each tranche matures 18 months after its respective drawdown date.

The initial drawdown was subject to the condition that the Lender has caused the persons designated by Bifinity UAB to be appointed as the Issuer’s chief executive officer, chief financial officer and chief legal officer and that two of such appointed officers be appointed to the Issuer’s board of directors (the “Board”), in each case subject to the constitutional documents of the Issuer and applicable laws, regulations and listing requirements. The Issuer is obligated to maintain such appointments for so long as any amount of the Loan commitment and/or Loan and/or accrued interest remain outstanding under the Loan. Pursuant to such right, on March 17, 2022, the Board appointed Jonathan Farnell as chief executive office of the Issuer, and Yu Helen Hai and Jonathan Farnell as directors of the Issuer. On April 28, 2022, Yu Helen Hai resigned from the Board and the Board appointed Daniel Ling as a director. Jonathan Farnell is the head of the UK operations of Binance, an affiliate of Bifinity UAB, and chief executive officer and a director of Bifinity UAB. Yu Helen Hai is the president of Bifinity UAB as well as the head of the NFT and fan token platforms of the Binance group and the Binance Charity Foundation. Daniel Ling is the director of strategy at Bifinity UAB.

The first and second tranches of the Loan, each in the amount of US$3,000,000, have been drawn down by the Issuer and were paid by Bifinity UAB to the Issuer on March 15, 2022 and April 19, 2022, respectively.

Bifinity UAB may in its sole and absolute discretion, at any time while any part of the Loan remains outstanding, convert all (or a portion) of a tranche of the Loan (and all accrued but unpaid interest in connection with all (or a portion) of the relevant tranche being converted) into Ordinary Shares at a conversion price of US$1.87 per share (being the 50-day moving average of the Issuer’s public share price quoted on the Nasdaq Stock Market, calculated on the business day prior to the date of the Convertible Loan Agreement). However, Bifinity UAB may not exercise its conversion right to the extent that to do so would cause any breach by the Issuer of any law or regulation applicable to it or, unless a requisite waiver from the provisions of the Singapore Code on Take-overs and Mergers has been obtained, cause Bifinity UAB to hold more than 29.9% of the entire issued share capital of the Issuer. If and when issued, such Ordinary Shares will rank pari passu in all respects with the then existing Ordinary Shares of the Issuer.

No portion of the Loan has been converted into Ordinary Shares as of the date of the filing of this Schedule 13D. If the entire Loan is drawn down and the entire principal amount is converted into Ordinary Shares at the conversion price of US$1.87 per share (but without taking into account any Ordinary Shares issuable upon conversion of accrued but unpaid interest) and assuming that 46,442,058 Ordinary Shares are issued and outstanding immediately prior to such conversion (being the total number of Ordinary Shares issued and outstanding as of the date of the filing of this Schedule 13D as provided by the Issuer), the Reporting Persons would own approximately 29.3% of the Issuer’s share capital after giving effect to such conversion.

Each tranche of the Loan accrues interest at the rate of 4% per annum until such time as the amount outstanding under such tranche is either repaid to Bifinity UAB or converted into Ordinary Shares pursuant to the Convertible Loan Agreement.

The Loan is secured by a charge over 24.9% of the issued share capital, from time to time, of Digivault Limited, a subsidiary of the Issuer, and any warrants, options and other rights to subscribe for, purchase or otherwise acquire any such shares.

The Convertible Loan Agreement further provides that if the Financial Conduct Authority of the United Kingdom (the “FCA”) expresses any objection to any shareholder of the Issuer becoming a beneficial owner (as such term is defined under The Money Laundering, Terrorist Financing and Transfer of Funds (Information on the Payer) Regulations 2017) of Digivault Limited as a result of the entry into the Convertible Loan Agreement:

(a)	Bifinity UAB has the right to propose new prospective investors in the Issuer to the Issuer;

(b)	the Issuer may agree to any investment proposed by any such new investor, with the prior written consent of Bifinity UAB; and

(c)	Bifinity UAB has the right to:

(i)	sell its shares in the Issuer to any such new investor in priority to any shares held by any other shareholder in the Issuer or any new issuance of shares by the Issuer;

(ii)	have any amounts outstanding under the Loan repaid out of the proceeds of such new investment; and

(iii)

cancel any undrawn and outstanding commitments under the Loan, up to the total amount of such new investment (after taking into account any amounts of such new investment expended under sub-paragraphs (i) and (ii) above)).

In addition, for so long as any amount of the Loan and/or accrued interest remain outstanding, the Issuer shall not, and shall ensure that none of its subsidiaries will, (without Bifinity UAB’s prior written approval) undertake or incur any of the following:

(a)	any single cost or expense in excess of US$500,000, or monthly cumulative related costs or expenses in excess of US$1,000,000;

(b)	capital expenditures in excess of US$100,000 per month;

(c)	transactions with related parties;

(d)	declare, make or pay any dividend or other distribution (whether in cash or in kind) on or in respect of its share capital;

(e)

financial indebtedness other than any financial indebtedness incurred for the sole purpose of and contemporaneously with repaying a tranche of the Loan on its maturity date in an amount not exceeding the amount required to repay such tranche of the Loan on its maturity date and (in the case of the repayment of the final tranche of the Loan) to cover the Issuer’s subsequent working capital requirements;

(f)	create or permit to subsist any security over any of its assets;

(g)	(i) sell, transfer or otherwise dispose of any of its assets on terms whereby they are or may be leased to or re-acquired by the Issuer or any subsidiary of the Issuer;

(ii)     sell, transfer or otherwise dispose of any of its receivables on recourse terms;

(iii)     enter into any arrangement under which money or the benefit of a bank or other account may be applied, set-off or made subject to a combination of accounts; or

(iv)     enter into any other preferential arrangement having a similar effect, in circumstances where the arrangement or transaction is entered into primarily as a method of raising financial indebtedness or of financing the acquisition of an asset;

(h)

equity issuances other than in connection with certain existing commitments of the Issuer or for the sole purpose of and contemporaneously with repaying a tranche of the Loan in an amount not exceeding the amount required to repay such tranche of the Loan on its maturity date and (in the case of the repayment of the final tranche of the Loan) to cover the Issuer’s subsequent working capital requirements;

(i)

payment or award of any bonus to staff or payment of any extraordinary compensation unless recommended to the Issuer’s Nomination and Compensation Committee by the Issuer’s chief executive officer and chief financial officer and subsequently approved by such committee; and

(j)	prepayment of all of any part of the Loan other than as expressly permitted by the terms of the Convertible Loan Agreement.

The source of the funding for the Loan is cash flow generated by the business of Bifinity UAB.

Item 4	Purpose of Transaction

The information set forth in Items 3, 5 and 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 4.

Commencing in August 2021, the Reporting Persons, their affiliates and their respective representatives have engaged, and intend to continue to engage from time to time, in discussions with the Issuer’s management and/or Board, including any committees of the Board, and/or their respective advisors, regarding, among other things, the Issuer’s business, strategies, management, governance, operations, performance, financial matters, capital structure, corporate expenses, prospects, status of projects, market positioning and strategic and other transactions. In particular, the Reporting Persons have engaged in discussions regarding a potential business combination of Bifinity UAB and the Issuer, including through a merger or the Issuer’s acquisition of all of the issued and outstanding share capital of Bifinity UAB in exchange for the issuance of ordinary shares to Changpeng Zhao (“Mr. Zhao”) or a holding company owned by him (the “Proposed Business Combination”). Bifinity UAB engages in the provision of cryptocurrency related services, including services for the conversion of fiat currencies into cryptocurrencies and vice versa, operation of digital wallets and currency custody and storage services. It is part of the Binance group and the official fiat-to-crypto payments provider for Binance (a leading blockchain ecosystem and cryptocurrency infrastructure provider). The Issuer offers regulatory-focused trading services centered around the Eqonex crypto exchange, digital asset investment solutions including an asset manager together with the pending launch of exchange traded products and structured products, and Digivault Limited, an FCA-regulated high security crypto and digital asset custody solution. The Reporting Persons and the Issuer have evaluated and discussed that the businesses of Bifinity UAB and the Issuer are complementary to each other and that combining such businesses could create significant business opportunities and enhance shareholder value.

The Reporting Persons, their affiliates, the Issuer and their respective representatives, including their respective outside legal counsels, have engaged and may continue to engage in discussions regarding the commercial and legal terms of the Proposed Business Combination and the terms of the definitive agreements for such transaction, including the transaction structure, the valuation of the respective parties and other terms and conditions, as well as the nature and scope of any business cooperation between the Issuer and other entities within the Binance group if the Proposed Business Combination is completed, but the parties have not reached any definitive binding agreement. The Convertible Loan Agreement provides, however, that no later than three calendar months following the date of such agreement, Bifinity UAB and the Issuer shall discuss in good faith a merger (or similar process) between Bifinity UAB and the Issuer such that the shareholder of Bifinity UAB would ultimately own between 98% and 98.5% of the entire issued share capital of the Issuer. Such provision does not obligate Bifinity UAB or the Issuer to enter into definitive binding agreements or complete the Proposed Business Combination on such terms or at all or to engage in any other transaction. No assurance can be provided as to if or when the parties may enter into any definitive binding agreements in connection with the Proposed Business Combination and, if the parties enter into definitive binding agreements, if or when the completion of such transaction will occur. If the parties enter into definitive binding agreements, completion of the Proposed Business Combination will be subject to obtaining any necessary regulatory approvals and other closing conditions. If the Proposed Business Combination is completed, the Reporting Persons intend to maintain the Issuer’s listing on the Nasdaq Stock Market and the registration of its ordinary shares under the U.S. Securities Exchange Act of 1934 for the foreseeable future, although the Reporting Persons would in such case continue to evaluate their investment in the Issuer and their future plans with respect to the Issuer and reserve the right to change such intention.

The Loan was provided to the Issuer for working capital purposes and to enhance the management and Board of the Issuer through the right to appoint representatives of Bifinity UAB to the positions of chief executive officer, chief financial officer and chief legal officer and to the Board, while the parties continue to engage in non-binding discussions regarding the Proposed Business Combination and ways to maximize business synergies between the two businesses and capitalize on opportunities to cooperate and further expand their businesses. In connection with the foregoing, the Reporting Persons, their affiliates and their respective representatives have engaged and may, from time to time in the future, engage in discussions with current or prospective holders of Ordinary Shares, industry analysts, existing or potential strategic partners, acquirers or competitors, financial sponsors, investment firms, investment professionals, capital or potential capital sources (including co-investors), operating and other consultants and advisors and other third parties regarding such matters (in each case, including with respect to the Proposed Business Combination and providing or potentially providing capital to the Issuer or to existing or potential strategic partners of the Issuer) as well as other matters set forth in clauses (a)-(j) of Item 4 of this Schedule 13D. These discussions have encompassed, and the Reporting Persons expect will encompass, a broad range of matters relating to the Issuer, including, among other things, the Issuer’s business, operations, finances, management, organizational documents, ownership, capital and corporate structure, corporate governance, the Board and committees thereof, strategic alternatives and transactions.

Given that the above-mentioned discussions are non-binding, there can be no assurance that the Proposed Business Combination, any potential alternative transaction, any components thereof, or any transaction at all, will be implemented. If the Proposed Business Combination or any similar transaction is not consummated, the Reporting Persons and/or their affiliates may to continue to participate in and influence the affairs of the Issuer, including as a shareholder of the Issuer if Bifinity UAB converts all or any part of the Loan or otherwise acquires any other Ordinary Shares, and may determine, from time to time, to engage in any of the events set forth in Items 4(a) through (j) of Schedule 13D.

The Reporting Persons, their affiliates and their respective representatives have exchanged, and intend to continue to exchange, information with the Issuer or other persons or entities pursuant to confidentiality or similar agreements. The Reporting Persons intend to consider, explore and develop plans, make proposals and negotiate agreements with respect to or relating to, among other things, the foregoing matters. The Reporting Persons may also take steps to explore or prepare for various plans, proposals or actions, or propose transactions, regarding any of the foregoing matters, before forming an intention to engage in any such plans, proposals or actions or proceed with any such transactions.

If Bifinity UAB converts all or any portion of the Loan into Ordinary Shares or the Reporting Persons acquire any other Ordinary Shares, the Reporting Persons intend to review their investment in the Issuer on an ongoing basis. Depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Issuer’s business, financial position, results, strategic direction or prospects or any strategic alternatives or transactions, actions taken by the Issuer’s management or the Board, price levels of the Ordinary Shares, other investment opportunities available to the Reporting Persons, conditions in the securities, loan or bond markets, general economic or industry conditions or any changes in law or regulations, the Reporting Persons may in the future take such actions with respect to any investment in the Issuer as they deem appropriate, including, without limitation, the actions and matters described in the preceding paragraphs, acquiring, or causing to be acquired, additional Ordinary Shares (including through conversion of the Loan), including, without limitation, disposing of, or causing to be disposed, some or all of the Ordinary Shares beneficially owned by them, in the public market, in privately negotiated transactions or otherwise, providing additional debt financing or other forms of capital to the Issuer or to potential strategic partners or acquirers of the Issuer, pledging their interest in any securities of the Issuer as a means of obtaining liquidity or as credit support for loans or other extensions of credit, entering into strategic or other transactions involving the Issuer, its assets or securities or its subsidiaries and one or more of the Reporting Persons and/or their affiliates and/or other shareholders of the Issuer, or forming, making or undertaking other purposes, plans or proposals regarding the Issuer or any of its securities or its subsidiaries, businesses or assets. If the Reporting Persons were to acquire equity securities of the Issuer (including through conversion of the Loan) or other instruments convertible into or exercisable for equity securities of the Issuer, the Reporting Persons’ ability to influence the Issuer’s management, the Board or the policies of the Issuer may increase.

Item 5	Interest in Securities of the Issuer

(a)-(b) The information required by Items 5(a) and 5(b) is set forth in Rows 7-13 of the cover page for each of the Reporting Persons and is incorporated herein by reference. As a result of his ownership of Bifinity UAB, Changpeng Zhao may be deemed to control Bifinity UAB and may be deemed to share beneficial ownership and voting and dispositive power over the ordinary shares of the Issuer which are issuable upon conversion of the Loan.

(c) Not applicable.

(d) Not applicable.

(e) Not applicable.

Item 6	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information provided and incorporated by reference in Items 3, 4 and 5 is hereby incorporated by this reference.

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13D as Exhibit 99.2.

Other than as described in this Schedule 13D, to the best of each of the Reporting Person’s knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Description of Exhibit

99.1	Convertible Loan Agreement between Bifinity UAB and Eqonex Limited dated as of March 7, 2022

99.2	Joint Filing Agreement by Bifinity UAB and Changpeng Zhao, dated as of April 29, 2022

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 29, 2022

BIFINITY UAB

By:	/s/ Yu Helen Hai
Name:	Yu Helen Hai
Title:	President

CHANGPENG ZHAO

/s/ Changpeng Zhao

Schedule A

Set forth below are the name, current principal occupation, citizenship and business address of each director, executive officer and controlling person of Bifinity UAB.

Bifinity UAB

Name	Principal Occupation	Citizenship	Business Address
Jonathan Stuart Farnell	Chief executive officer and a director of Bifinity UAB; head of the UK operations of Binance, an affiliate of Bifinity UAB; president of the Issuer	United Kingdom of Great Britain and Northern Ireland	14 Pitfield Way, Nether Alderley, Cheshire, United Kingdom

Zuowen Wei	Director of Bifinity UAB	People’s Republic of China	2388 Hongqiao Rd, A1, Shanghai, China

Yu Helen Hai	President of Bifinity UAB; head of the NFT and fan token platforms of the Binance group and the Binance Charity Foundation	United Kingdom of Great Britain and Northern Ireland	58 Stretton Mansions, Glaisher Street, London, SE8 3JP, United Kingdom

Changpeng Zhao	Sole shareholder of Bifinity UAB; co-founder and chief executive officer of the Binance group	Canada	#05-14, BLK 9A, 9 Sophia Road, Singapore, 228193, Singapore